Filed by Leonardo DRS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: June 21, 2022

Leonardo DRS and RADA Electronic Merger Conference Call Transcript
June 21, 2022
Operator:
Hello everyone and welcome to today’s conference call to discuss the merger between Leonardo DRS and RADA Electronic Industries. My name is Kevin and I’ll be your operator today. Before this call, a press release was issued announcing an all-stock merger between Leonardo DRS and RADA Electronic Industries, which is available in the Investors section of both the RADA and Leonardo DRS websites. Joining us on the call today are Bill Lynn, Chairman and CEO of Leonardo DRS, Mike Dippold, CFO of Leonardo DRS, and Dov Sella, CEO of RADA Electronic Industries. Following their remarks, we will open the call for questions. Before we begin, Jeff Grampp from Gateway Group will make a brief introductory statement. Mr. Grampp, please proceed.
Jeff Grampp – Gateway Group:
Thank you for joining us for our Leonardo DRS and RADA merger call. Before management begins their prepared remarks we would like to remind everyone that this call contains forward-looking statements, including, but not limited to, Leonardo DRS’ and RADA’s expectations or predictions of financial and business performance and industry outlook and the timing and completion of the transaction.

Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are not guarantees of performance. We encourage you to read the press release issued today, the accompanying presentation and Leonardo DRS’ and RADA’s public filings with the SEC for a discussion of the risks that may affect the transaction, Leonardo DRS’ and RADA’s businesses and the outlook of the Combined Company.
Except to the extent required by law, Leonardo DRS and RADA are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements in this presentation are expressly qualified in their entirety by these cautionary statements.
This conference call is for informational purposes only and shall not constitute an offer to buy any securities or a solicitation of any vote in any jurisdiction pursuant to the proposed business combination or otherwise. Nor shall there be any sale of securities in any jurisdiction which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the Securities laws of any such jurisdiction. This call is being recorded and will be made available for replay via a link in the investor relations section of the Leonardo DRS and RADA websites. At the end of this call, we will open the line for questions. With that, I'll turn the call over to the CEO of Leonardo DRS, Bill Lynn.
Bill Lynn, CEO – Leonardo DRS:
Thank you Jeff and welcome everyone to today’s call to discuss the merger between Leonardo DRS and RADA. I am excited to be speaking to you to share this unique opportunity to combine two high-quality, technology-led defense organizations. Both the Leonardo DRS and RADA teams view this as a true win-win for both sides. We will be referencing a slide presentation for today’s call and I will start my remarks on slide 3.
Let me just begin by introducing myself and the team. My name is Bill Lynn. I’ve been the CEO of Leonardo DRS for 10 years. Prior to that, I twice served in the Pentagon in senior positions – first as Under Secretary of Defense and CFO from 1997 to 2001 and then as Deputy Secretary of Defense in the Obama Administration from 2009 to 2011. In between Pentagon tours, I was a Senior Vice President and led Strategy at Raytheon. I am joined today by Mike Dippold the CFO of Leonardo DRS and Dubi Sella the CEO of RADA. I will describe the transaction and the role of Leonardo DRS. Dubi will review RADA’s position in the market. And then Mike will lay out the financials for the new Combined Company.
Slide 4 shows an overview of the transaction. Specifically, we are announcing today that Leonardo DRS and RADA Electronics Industries have agreed to join forces through an all-stock merger, with Leonardo, our Milan-listed parent, owning 80.5%, and RADA shareholders owning 19.5% of the Combined Company. This new Combined Company had 2021 Revenue of $2.7 billion and EBITDA of over $300 million.
RADA’s unique advanced tactical radar technologies will improve DRS’s position as an integrator of air defense, counter UAS and vehicle protection systems. It will accelerate our transformation into a leading integrator of force protection systems. We also expect the merger to expand DRS sensor capabilities to include radars and to increase RADA’s scale, diversity and market access.

This merger is expected to be accretive to RADA’s earnings per share in year one. Based on pro forma ownership of 19.5%, the transaction provides a meaningful premium to RADA shareholders. We expect the transaction to close in Q4, subject to approval by RADA’s shareholders, as well as customary regulatory approvals and certain other closing conditions. Let me now pass the call over to Dubi Sella.
Dubi Sella, CEO – RADA Electronic:
Thank you, Bill. I am pleased to be speaking with you all today regarding this transaction between RADA and Leonardo DRS. Before giving a brief overview of RADA, I’d like to convey my enthusiasm for and satisfaction with this transaction. We have closely cooperated with DRS for almost a decade now, and experienced a deep cultural fit between the companies, which are fundamental prerequisites for a successful merger that we believe will be a true win-win for all involved. This merger will enable the RADA segment and the Combined Company to further drive innovation and competitiveness, increase scale and program diversity, addressable markets, growth and value creation. This is a unique transaction in the Israeli defense market, the first of its kind in many aspects, which will strengthen the Israeli defense industry and set trends and direction for the future.
Shifting to slide 6. We are very much focused on tactical radars for the maneuver force as our core business, and have become one of the industry leaders in software-defined small-form factor tactical radars. Our best value radars have become incumbents in many programs, through our go-to-market strategy of addressing all relevant integrators as a merchant supplier, that is, not providing exclusivity to any one party. This strategy is consistent with Leonardo DRS’ own position in the market as a merchant supplier in the U.S. Our business models and customers and programs that we pursue are entirely compatible and synergistic. This is evidenced by our involvement on key programs in the market, including Leonardo DRS on M-SHORAD, Anduril on SOCOM SIP and Elbit on Iron Fist.
The strength of our offering and our go-to-market strategy has been highly successful as seen by our historical revenue growth, which has averaged over 60% per year between 2018 and 2021. In 2021 we have reached record revenue of $117 million. Out of the $3 billion annual force protection market, we have identified our addressable market of tactical radars at over $6 billion of opportunities over the next decade.
Slide number 7 highlights our proprietary radars and increased need for our solutions in today’s battlefield. Our pulse Doppler, software-defined multi-mission radars are solid-state, digital, incorporate active electronically scanned array antenna, are compact, mobile and highly reliable, while providing hemispherical spatial coverage and can operate on-the-move. These software-defined and mobile radars are at the core of modern warfare relating to short-range air defense, counter-UAV, active protection systems for armored vehicles, and counter rocket, artillery and mortar solutions. We have invested significantly in this market for over 10 years so we know it well and have secured a competitive advantage that we believe is durable.
These tactical radars are critical enablers of modern force protection solutions. After the Russian invasion of Ukraine in 2014, the U.S. military recognized the need of lifesaving counter-UAS, SHORAD and APS solutions that rely on our radars. We believe that the current Russian invasion of Ukraine will highlight the need of these lifesaving solutions to the rest of the world, especially NATO and the EU countries and others. We have high hopes that the maturity of our solutions and Leonardo’s global reach and European presence will further enhance our customer base in the U.S. and the non-U.S. markets.
Now moving to slide 8 to discuss the attractive force protection market we operate in. Force protection is a sizable $3 billion annual market that is still growing, specifically we see a significant market opportunity in the $6 billion mini-tactical radar market over the next decade. Roughly half of this market is attributable to active protection, which is still in its early stage, contributing minimal revenues to RADA. The other half relates to short-range air defense, counter UAV and C-RAM, yet for RADA we can use the same solution as our radars are multi mission and software-defined. This is also a market where we collaborate with Leonardo DRS, so we see significant opportunities to strengthen our collaboration, and together increase our penetration in this market.
We are actively executing in these markets and working on new products to address the growing needs within force protection and mini-tactical radars. We believe our placement in multiple flagship programs validates the critical value we provide in force protection. These flagship programs include: the M-SHORAD, which is one of our more important programs where we partner with Leonardo DRS, Iron Fist active protection, APS, where we partner with Elbit and expect to see significant, growing revenue starting in 2023, and SOCOM SIP, where we partner with Anduril and see meaningful potential over the coming years given the nearly $1 billion size of the IDIQ contract.

Additionally, we believe that the Iron Fist solution we are a part of is a strong candidate for Stryker vehicles in the U.S., and other programs such as hostile fire detection, APS or vehicle protection system, advanced configurations, such as MAPS and MIPS in the U.K. Now I want to hand the call back over to Bill.
Bill Lynn, CEO – Leonardo DRS:
Thank you, Dubi. I’ll continue on slide 9 with a high-level overview of Leonardo DRS. We are a pure play defense technology leader. Our solutions are present on nearly all U.S. Army vehicles and nearly all U.S. Navy vessels. Additionally, as a mid-tier player, we are uniquely agile and our offerings are platform independent. The combination of proprietary technology and mid-tier agility has positioned us as a top competitor in our four core markets: force protection, advanced sensing, network computing and electrical power & propulsion. These markets are aligned to top DoD priorities and therefore grow faster than the overall budget. The strength of our business model is evidenced by our track record of market leading Revenue and Adjusted EBITDA growth.
Moving now to slide 10 on our diversified and substantial installed base across multiple domains. One of the pillars of our strategy has been to leverage that installed base in both the Army and the Navy. In the Navy, our computers, displays and power propulsion and distribution systems are on nearly every surface combatant in the fleet. In the Army, our cooled and uncooled infrared sensors and mission computing systems are on nearly every Army combat vehicle.
Our track record of success across diverse platforms, domains and primes allows us to pursue next generation programs from a position of incumbency and technological strength. It also makes us impervious to platform and DoD budget choices. We are equally comfortable providing our technology to the next generation of vehicles and vessels or, if budget challenges require, upgrading existing platforms.
Slide 11 highlights our four core markets. Each of these multi-billion-dollar markets is growing faster than the overall DoD budget. Within these markets, we have a track record of success and are embedded on leading programs.
In advanced sensing, we are one of only three companies developing third generation infrared sensing for Army vehicles, we are one of only two companies producing soldier weapon sights and we are the sole provider of the dismounted targeting system. In network computing, we are the sole provider of the mounted family of computer systems; the battle management system that connect our soldiers to each other and their commanders.
In force protection, DRS is the integrator on the Army’s mobile counter UAS system and the mission equipment provider on the Army’s short-range air defense system where we have successfully partnered with RADA. The urgent need for these systems has been demonstrated in Ukraine. We already had a strong presence in force protection, but expect the combination with RADA to make us an even more significant leader in this growing market.
In electric power and propulsion, we provide the propulsion system for the Navy’s flagship program, the new Columbia Class ballistic missile submarine. That program is just beginning production and provides a $300 million annual revenue opportunity for more than a decade.

Now moving to slide 12 to discuss next generation systems that will shape the battlefield of the future. We are uniquely positioned to allow our forces to see further with better sensors, act faster with better data, protect assets against the next generation of threats and operate with increased stealth through electric power. As a result, we see many avenues to drive above market growth.
In integrated sensing, autonomy requirements and sensing capability needs are growing in all branches of U.S. armed forces. The integration of our existing sensor capabilities and network computing solutions will provide decision-quality data to commanders at all levels on the battlefield. As a result, we are confident in our ability to capture future integrated sensing opportunities.
In space sensing, the continual evolution of threats, such as hypersonics, are driving new requirements and more frequent sensor upgrades to low earth orbit constellations. We believe we have strong intellectual property from internal and NASA investments and can provide novel, low-cost solutions that address these needs.
In short-range air defense, we are seeing an increased focus given the proliferation of weaponized drones, rockets, artillery and mortars as evidenced recently in Ukraine. We are differentiated in this market through our platform agnostic solutions and our agility to meet market demands in truncated timelines.
In electrification, threats from Russia and China, are driving the need for increased power flexibility and better acoustic performance. We will seek to extend our success on the Columbia Class sub system to the new U.S. destroyer and new attack submarines. Now moving to the next section where we will provide a summary of why this merger is a great opportunity for both companies and their respective shareholders.
Slide 14 gives the combination highlights. In summary, we believe this combination increases RADA’s scale, competitiveness, program diversity, and addressable market. It creates a leader in the rapidly growing force protection market. It expands international opportunities for both companies. It maintains balance sheet flexibility and, ultimately, it will unlock value for our shareholders. Let me unpack each of these points on the next few slides.
Slide 15 gives a snapshot of the Combined Company. As a result of this transaction, RADA shareholders will become owners of a defense technology leader with balanced exposure across high-growth markets, program diversity and market leading positions in force protection and advanced sensing.
Slide 16 highlights some of the exciting synergy opportunities for the combined Leonardo DRS and RADA entity. The merger brings together two of the strongest players in the force protection market. DRS is a force protection integrator for short range air defense, vehicle protection and infrared systems, while RADA offers tactical radars that have unique size, weight and power advantages. Going forward, we see significant opportunities to more closely collaborate and deliver highly competitive solutions that increase our market share in the force protection market.
Slide 17 displays some of the macro factors propelling increased demand for our solutions. The vulnerability of Russian forces in Ukraine to drone attacks has highlighted the need for modern, capable force protection systems. Not only is this accelerating U.S. purchases of these systems but it is likely to move European countries, which are considerably behind in this area, to move toward acquiring these critical force protection assets. As a result, we see international expansion opportunities through our combined global footprint. In particular, the Combined Company can leverage the experience and relationships of Leonardo in its four domestic markets: Italy, the U.K., the United States and Poland, as well as across its worldwide presence.
Moving to slide 18 to discuss the balance sheet flexibility for the pro forma company. As of Q1, the Combined Company last twelve months net leverage is less than one times and is anticipated to improve to below 0.5 times by close. Both of these metrics are below peer averages. This provides flexibility for targeted acquisitions as well as dividend distributions. Supplementing strong organic growth with acquisitions is expected to be a central part of our strategy going forward.
Finally, slide 19 lays out why we think this is a compelling investment opportunity. Given the profit growth that significantly outpaces peers, we believe there is a strong case to be made for a multiple in line with our peers. Multiple expansion to peer multiples, or even to historical average peer multiples, would unlock significant value for shareholders. I’ll now turn the call over to our CFO, Mike Dippold, to cover the financial background of Leonardo DRS and some of the transaction details.
Mike Dippold, CFO – Leonardo DRS:
Thanks Bill, I appreciate the opportunity to discuss the financial merits of this transaction. When evaluating this merger, the financial merits are apparent, as shown on slide 21. As we have mentioned, the merger is connecting two companies that are in a unique position to capitalize on a market that is poised for growth given the geo-political events occurring along the Eastern European border and in the South China Sea. The financial position and outlook is ultimately underpinned by four key investment highlights that we expect to enable robust shareholder return. From a top-line growth prospective, DRS has two major assets providing confidence in our ability to maintain our market positions and continue our revenue growth.
First and foremost is our technological capabilities that are aligned with some of the fastest growing and most prominent areas of the defense budget. Over 80% of our revenue base is correlated to the advanced sensing, network computing, force protection and electric power and propulsion markets, where we have secured foundational programs and are market leaders. Also, the merger with RADA will enhance our position in the advanced sensing and force protection markets given their embedded status on some of the most prominent air defense programs in the United States.
In addition to the market alignment, our revenue is quite diverse with no single contract representing more than 10% of our revenue. This insulates us from any single budgetary decision. This is further enhanced by our platform agnostic market approach where we sell our defense electronics products on all platforms, allowing for revenue expansion irrespective of large platform decisions. These attributes have led to successful capture of foundational programs in all of our market segments resulting in pro forma annual organic revenue growth of 9% from 2018 through 2021.

We also expect the Combined Company to have highly profitable growth with substantial margin expansion. Recent foundational programs in force protection and next generation programs such as the Columbia Class submarine and our next generation weapon sights are transitioning from development to production. This transition has driven a 300-basis point increase in margin since 2018, facilitating an EBITDA CAGR of 22%. We expect this dynamic to continue and enable 150 to 200 basis points of margin expansion through 2023 driving a low-double-digit EBITDA CAGR. Over the longer term, we are targeting mid-teens margins and low double-digit earnings growth.
Now moving to slide 22 I’ll unpack the Combined Company financials in a bit more detail. The pro forma Combined Company financial statements demonstrate an attractive top-line growth coupled with impressive margin expansion driving increased profit levels and cash generation. Pro forma revenue has grown 9% annually from 2018 to 2021 despite battling global pandemics and a shock to the global supply chain. This includes 5% growth in 2021, outpacing much of our pure-play defense peers. The revenue expansion is derived from an 8% revenue CAGR contribution from DRS and an impressive 61% growth from the expansion of RADA and the proliferation of their tactical radars for counter-UAS and air defense.
The revenue growth is largely attributed to our ability to secure foundational programs in some of the most pressing need areas of the defense budget, which have not only propelled our historic growth but also give us confidence in continued revenue growth that is well supported by the President’s 2023 Budget Request.

A couple of foundational programs to highlight include: our integrated propulsion system on the Columbia Class submarine fleet, which is expected to contribute over $3 billion of revenue over the remainder of the program. There are also multiple programs in force protection that combine our market leading advanced sensing capabilities with our system integration pedigree enabling programs such as the previously mentioned M-SHORAD as well as multiple infrared counter measure programs protecting aircrafts in the skies.
In our advanced sensing market we have been awarded next generation weapon sights that are sold domestically and to allies abroad. This program is highlighted by the recently announced $590 million contract award for our FWS-I program and the receipt of international awards realized for our exportable weapon sights which have been accelerated due to Eastern European demand stemming from the Russian invasion of Ukraine.
Lastly in our network computing market segment our flagship ruggedized computing solution, the M-FOCS BLK II is operating under an $800 million IDIQ contract to provide mission command computing for the U.S. Army through 2026.
The strong top-line growth we have been able to achieve is noteworthy but our margin expansion and our EBITDA growth story is even more impressive. EBITDA of the combined entity has grown at an impressive 22% since 2018, over double the revenue growth driving a 300 basis point margin expansion. The EBITDA expansion is driven in large part by the transition of many next generation fixed price development programs, that have moved into a robust production base driving higher profit margins. We anticipate continued margin expansion, allowing EBITDA growth to continue to outpace revenue and driving margins into the mid-teens.
Lastly, I want to cover the Combined Company outlook on slide 23. We continue to be aligned with the key focus areas of the Department of Defense and the needs of our global allies. Additionally, global power competitions coupled with the conflicts along the Russia / Eastern Europe borders have provided political support for robust defense spending domestically and internationally. Our market positioning and capabilities along with these macro tailwinds support our outlook for mid-single digit revenue growth from 2021 through 2023 with EBITDA and net income growth that is anticipated to be more than double that rate, driving increased profit generation and an additional 150 to 200 basis points of EBITDA margin expansion. In terms of cash generation, we expect the combined business to convert net income into free cash flow at or above a 90% rate. This is consistent with our historical results excluding the 2021 results which were impacted by the company’s decision to invest in inventory to mitigate potential impacts of extending lead-times across the supply chain.
In the longer term we anticipate mid to high-single digit organic revenue growth with the balance sheet flexibility to supplement that growth inorganically, with an even stronger EBITDA and net income expansion until our EBITDA margins settle into the mid-teens allowing for EBITDA and free cash flow generation in excess of many of our industry peers.
We believe our unique combination of revenue confidence, margin expansion and market alignment underpinning sustained growth potential makes the Combined

Company a compelling investment opportunity. I will now hand the call back to Bill for some closing remarks.
Bill Lynn, CEO – Leonardo DRS:
Thanks Mike.
The merger of DRS and RADA benefits all stakeholders. Creating a global company with access to best of breed U.S., European and Israeli technologies will ensure U.S. and allied military partners have the solutions needed for the future battlefield. It will also generate significant value for our shareholders. We are excited to announce this merger today and look forward to sharing updates with you throughout the process.
That completes our prepared remarks and we are now ready to take your questions.
Operator:
Ladies and gentlemen, if you have a question or a comment at this time please press star then the one key on your touch tone telephone. If your question has been answered or you wish to remove yourself from the queue please press the pound key. Our first question comes from Greg Konrad with Jefferies.
Greg Konrad – Jefferies:
Good morning. Just two quick ones for me, I mean any background on how the ownership structure came about and you mentioned premium for RADA. Can you just maybe walk through the math and kind of how that's calculated given DRS largely being private or part of Leonardo.
Bill Lynn, CEO – Leonardo DRS:
Sure, thanks, Jeff. We've worked with RADA for multiple years, in particular on the successful M-SHORAD programs, we've known them well. They decided over the last 12, 18 months that they were going to explore their strategic options and we began a discussion with them. And we came to the conclusion that we're demonstrating today that this was a great strategic fit for both companies; gives RADA scale and diversity and a base that they don't have as a small company. For us, it gives us the one sensor we don't have, radar, in our portfolio which we see over the mid-term future. This integrated sensing world where you're going to put more and more functionality into sensors and fuse the data and use our network computing capabilities to present decision-quality data to commanders at all levels on the battlefield. We think that that potential on top of the combination we already have in force protection was a strategic homerun for us. And then of course, we've been interested in going public, by doing the reverse merger the way we've done it, we're able to gain the NASDAQ listing and get it in an expeditious fashion with far less risk than an IPO. We're able to get the public listing so this was strategically a terrific opportunity for us, financially it's accretive and accelerates our growth. And then of course it gives us the public listing. All of those led us to seek the ownership structure we're describing.
In terms of the premium you’re right. DRS is privately held inside Leonardo. We've been conservative I think in terms of the multiples that we're using, we've used a discount from our peers. We think that even with that it provides RADA shareholders some premium against their current share price. And we think over the longer haul for investors, the expansion of multiples of the combined entity towards peer multiples as we drive that double digit EBITDA growth and get our margins into the mid teens provides a significant opportunity.
Greg Konrad – Jefferies:
Thank you. And then just one quick follow up. I mean, you mentioned potential synergies, but any way to kind of size or frame that opportunity and just given development cycles. I mean, how do you think about timing, you know, versus the organic growth targets that you laid out through 2023 and longer term?
Bill Lynn, CEO – Leonardo DRS:
Yeah, no, it's great point. I mean, you probably ought to look at synergies in three buckets. There will be some cost synergies, RADA is a public company now and has costs associated with that that they will no longer have. But more importantly I think, is the synergies we get in the immediate term, you talked about the timeframe, in the next two or three years in the force protection arena where we think that market is growing, the U.S. is already moving to increase their buys. And this is going to make us an even stronger player in that market. And then Europe, which is really been behind in force protection, particularly air defense, the Ukraine conflict has highlighted that gap. And we're seeing movement there in Europe and we think the combination of RADA and DRS is extremely well-positioned to take advantage of that expansion in Europe. And then over the mid-term future, over the next several years, we think several areas are ripe for this combination. One is going to be a next generation of counter UAS and short-range air defense systems, particularly as they go not just with kinetic kill capabilities, but expand non-kinetic capabilities, we're positioned well on that. Electronic warfare is a growing area and again, combining RADA’s radar with our other sensing capabilities puts us in a great position there. And then finally as I said before in that answer to your last question, we see integrated sensing as the future of the military. Where you take all of the sensor data coming into a vehicle or into a unit and fuse it and provide decision-quality data to commanders. We think that's the future. And the combination of RADA and DRS is well-positioned to take advantage of that future.
Greg Konrad – Jefferies:
Thank you.
Operator:
Our next question comes from Austin Moeller with Canaccord Genuity.
Austin Moeller – Canaccord Genuity:
Good morning, so just my question here, do you guys feel that $179 million in cash is enough to serve the Combined Company's capital needs in the near term? Or do you think that an additional capital raise might be required?
Bill Lynn, CEO – Leonardo DRS:
I’m going to let Mike Dippold, our CFO, go to that one?

Mike Dippold, CFO – Leonardo DRS:
Sure. So we have a capital structure in place that also, in addition to the cash on hand, provides us liquidity to kind of navigate our working capital needs. That said, as Bill alluded to in the presentation, our balance sheet will be very attractive even with that capital structure in place. So we will have a flexible balance sheet that allows us to operate within our organic means, but also gives us some opportunity to deploy a capital allocation strategy that should be advantageous to the company.
Austin Moeller – Canaccord Genuity:
Okay, great. And then just a follow up. You feel that this merger improves the capability of getting RADA’s radars and Iron Fist installed on the directed energy variants of the SHORAD?
Bill Lynn, CEO – Leonardo DRS:
I think in all the various opportunities that are going to happen with short range air defense, the combination of Leonardo with its integration capabilities, and RADA with its terrific tactical radar capabilities is going to make us stronger. So yes, I think that particular opportunity will be stronger but I would say it's really across the board. Integration plus the radar is going to be a winning combination.
Austin Moeller – Canaccord Genuity:
Okay, fantastic. Thank you for the details.

Bill Lynn, CEO – Leonardo DRS:
Sure.
Operator:
And I'm not showing any further questions at this time, I'd like to turn the call back to Bill Lynn for any remarks.
Bill Lynn, CEO – Leonardo DRS:
Well thanks everyone for getting up a little bit earlier this morning. This is an exciting day for both Leonardo DRS and RADA. We think the future is very bright for this new Combined Company. And we're excited to share it with you. Thank you again, everyone.
Operator:
Ladies and gentlemen, this does conclude today's presentation. You may now disconnect and have a wonderful day.

FORWARD-LOOKING STATEMENTS AND INFORMATION
This communication includes certain forward looking statements and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 or the Israeli Securities Law, 1968 (as applicable) (collectively, “FLI”) to provide Leonardo DRS, Inc.(“DRS”) and RADA Electronics Industries Ltd. (“RADA”) stockholders with information about DRS, RADA and their respective subsidiaries and affiliates. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely”, “seek”, “aim”, “project” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this communication contains FLI pertaining to, but not limited to, information with respect to the following: the transaction and its potential benefits; future business prospects and performance; future returns; cash flows and enhanced margins; synergies; and leadership and governance structure.
Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results and outcomes to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the timing and completion of the transaction, including receipt of regulatory approvals and RADA stockholder approval and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of RADA; the focus of management time and attention on the transaction and other disruptions arising from the transaction; the volatility of the international marketplace; DRS’s anticipated public listing on the NASDAQ and Tel-Aviv Stock Exchange upon the anticipated closing of the transaction; potential adverse reactions or changes to business, government or employee relationships, including those resulting from the announcement or completion of the transaction; general U.S., Israeli and global social, economic, political, credit and business conditions; changes in laws; regulations and government policies; changes in taxes and tax rates; customer, stockholder, regulatory and other stakeholder approvals and support; material adverse changes in economic and industry conditions; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions; the ramifications of the Russia-Ukraine conflict, and other risks and uncertainties listed in DRS’s or RADA’s filings with the SEC, including under the heading “Risk Factors” in DRS’s most recently filed Annual Report on Form 10-K as such risk factors may be amended, supplemented or superseded from time to time by other filings with the SEC and under the heading “Risk Factors” in RADA’s most recently filed Annual Report on Form 20-F as such risk factors may be amended, supplemented or superseded from time to time.
We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by DRS and RADA with the U.S. Securities and Exchange Commission, including any prospectus, registration statement or other documents to be filed or furnished in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.
Except to the extent required by law, DRS and RADA assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

About Leonardo DRS, Inc.
Leonardo DRS is a defense solutions provider, a leading technology innovator, and supplier of integrated products, services and support to military forces, the intelligence community, and defense contractors worldwide. The company is organized into Advanced Sensor and Computing and Integrated Mission Systems segments. Headquartered in Arlington, Virginia, Leonardo DRS is a wholly owned subsidiary of Leonardo S.p.A. See the full range of capabilities at www.LeonardoDRS.com and on Twitter @LeonardoDRSnews.
About RADA Electronics Industries Ltd.
RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance.
ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202.
NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.